

Unity
VIBRATION

KOMBUCHA BEER

TART RASPBERRY

LIGHTLY HOPPED KOMBUCHA WITH FRESH WHOLE RASPBERRIES
HANDMADE WITH ORGANIC WHOLE FRUITS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML



LOVE · HEALTH · POSSIBILITY

TART RASPBERRY

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. Rachel & Tarek



7 66897 19987 5

CT,VT,MA,IA,ME,NY,OR,HI-5¢; MI-10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



1 PANT

UNFINED:
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA

GOVERNMENT WARNING (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS


LOVE · HEALTH · POSSIBILITY

MADE IN MICHIGAN



Unity Vibration

KOMBUCHA BEER

KOMBUCHA PALE ALE

HOPPED KOMBUCHA WITH JUNIPER AND FRESH GRAPEFRUIT
HANDMADE WITH ORGANIC WHOLE INGREDIENTS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML





LOVE · HEALTH · POSSIBILITY

KOMBUCHA PALE ALE

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. Rachel & Tarek

7 66897 19987 5

CT,VT,MA, IA,ME,N.Y.,OR,HI-5¢ ; MI-10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD. YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM

1 PINT

UNFINED
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.



LOVE · HEALTH · POSSIBILITY
MADE IN MICHIGAN



Unity
VIBRATION

KOMBUCHA BEER

ELDERWAND

LIGHTLY HOPPED KOMBUCHA WITH FRESH WHOLE ELDERBERRIES
BLUEBERRIES, BLACKBERRIES AND BUCKWHEAT

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML





LOVE · HEALTH · POSSIBILITY

ELDERWAND

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. *Rachel & Tarek*



7 66897 19987 5
CT,VT,MA, IA,ME,NY,OR,HI 5¢; MI 10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD. YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



UNFINED:
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.





Unity Vibration

KOMBUCHA BEER

BOURBON PEACH

LIGHTLY HOPPED KOMBUCHA WITH FRESH WHOLE PEACHES
HANDMADE WITH ORGANIC WHOLE FRUITS AND BOURBON CHIPS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML





LOVE · HEALTH · POSSIBILITY

BOURBON PEACH

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. Rachel & Tarek





7 66897 19987 5

CT,VT,MA, IA, ME,NY,OR,HI 5¢; MI 10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD.YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM

1 PINT · alu

UNFINED:
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.



LOVE · HEALTH · POSSIBILITY

MADE IN MICHIGAN



Unity
VIBRATION

KOMBUCHA BEER

FUNKY GINGER

LIGHTLY HOPPED KOMBUCHA
HANDMADE WITH ORGANIC SLICED GINGER ROOT

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML



LOVE · HEALTH · POSSIBILITY

FUNKY GINGER

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. Rachel & Tarek



7 66897 19987 5
CT,VT,MA, IA,ME,NY,OR,HI-5¢ ; MI-10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD. YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



1 PANT alu

UNFINED
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS



LOVE · HEALTH · POSSIBILITY

MADE IN MICHIGAN

Unity Vibration

KOMBUCHA BEER

SILVER BRANCH

KOMBUCHA BREWED WITH MI CIDER FROM A VARIETY OF APPLES AGED IN OAK BARRELS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML



LOVE · HEALTH · POSSIBILITY



SILVER BRANCH

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. *Rachel & Tarek*

7 66897 19987 5
CT,VT,MA,IA,ME,NY,OR,HI-5¢; MI-10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM





UNFINED: SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS





Unity VIBRATION

KOMBUCHA BEER

KRIEK TISANE

LIGHTLY HOPPED KOMBUCHA WITH FRESH WHOLE CHERRIES
HANDMADE WITH ORGANIC WHOLE FRUITS AND HERBS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8% ALC/VOL
12OZ 354ML





LOVE · HEALTH · POSSIBILITY

KRIEK TISANE

Unity Vibration Kombucha took root in Santa Barbara, California sold out
of the back of our '93 Astro family van. Now in Michigan, we've grown,
and still hand-make each batch in a personalized brew vessel,
so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and
healing sound vibrations then bottle condition to create a sour and
distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may
inspire in you! Learn more about this beer at: www.uvkbeer.com
Love. Health. Possibility. *Rachel & Tarek*



UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



7 66897 19987 5

CT,VT,MA,IA,ME,NY,OR HI 5¢, MI 10¢, CA CASH REFUND

UNFINED-
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN
SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF
THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC
BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE
MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.



Unity Vibration

KOMBUCHA BEER

BREWGYVER

HOPPED KOMBUCHA WITH FRESH WHOLE STRAWBERRIES, MAPLE SYRUP AND REAL SMOKE

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML



LOVE · HEALTH · POSSIBILITY

BREWGYVER

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. *Rachel & Tarek*







7 66897 19987 5
CT,VT,MA,IA,ME,NY,OR,HI-5¢; MI-10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM

1 PANT · alu

UNFINED: SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS



LOVE · HEALTH · POSSIBILITY

MADE IN MICHIGAN



Unity VIBRATION

KOMBUCHA BEER

CREAM ALE

LIGHTLY HOPPED KOMBUCHA WITH FLAKED MAIZE,
CHESTNUTS AND AGED IN OAK BARRELS

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8%ALC/VOL
12OZ 354ML





LOVE · HEALTH · POSSIBILITY

CREAM ALE

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com

Love. Health. Possibility. *Rachel & Tarek*



7 66897 19987 5

CT,VT,MA,IA,ME,NY,OR,HI 5¢ MI 10¢ CA CASH REFUND

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



1 PANT

alu

UNFINED:
SUITABLE FOR VEGANS

please keep refrigerated

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS





Unity VIBRATION

KOMBUCHA BEER

CITRA BLOOD ORANGE

CITRA HOPS WITH FRESH WHOLE BLOOD ORANGES

NATURALLY FERMENTED / A NATURAL PROBIOTIC
RAW - VEGAN - GLUTEN FREE
UNPASTEURIZED - UNFILTERED

8% ALC/VOL
12 OZ 354ML





LOVE · HEALTH · POSSIBILITY

CITRA BLOOD ORANGE

Unity Vibration Kombucha took root in Santa Barbara, California sold out of the back of our '93 Astro family van. Now in Michigan, we've grown, and still hand-make each batch in a personalized brew vessel, so every bottle is unique and delicious!

We infuse our Kombucha Beer with whole fruits, hops, time, love and healing sound vibrations then bottle condition to create a sour and distinctive full flavored character.

We'd love to hear your thoughts about our kombucha and what it may inspire in you! Learn more about this beer at: www.uvkbeer.com
Love. Health. Possibility. *Rachel & Tarek*



UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
93 ECORSE RD YPSILANTI, MI 48198
INFO@UNITYVIBRATIONKOMBUCHA.COM
WWW.UNITYVIBRATIONKOMBUCHA.COM



Please keep refrigerated

7 66897 19987 5

CT,VT,MA,IA,ME,NY,OR,HI 5¢; MI 10¢ CA CASH REFUND

UNFINED
SUITABLE FOR VEGANS

CONTAINS FILTERED WATER, ORGANIC CANE SUGAR, ORGANIC RASPBERRIES, ORGANIC HOPS AND ORGANIC BLACK TEA.

GOVERNMENT WARNING: (1) ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. (2) CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.



LOVE · HEALTH · POSSIBILITY

MADE IN MICHIGAN